press release

ArcelorMittal announces the Reverse Stock Split Effective Date

Following the approval of the Reverse Stock Split by the Extraordinary General Meeting of shareholders of ArcelorMittal held on 10 May 2017 ArcelorMittal announces the Effective Date.

Luxembourg, 11 May 2017 – Following the approval of the Reverse Stock Split (as defined below) by the Extraordinary General Meeting of shareholders of ArcelorMittal held on 10 May 2017, ArcelorMittal will proceed to consolidate each three existing shares in the Company without nominal value into one share without nominal value (the “Reverse Stock Split”).  The Reverse Stock Split will become effective on 22 May 2017.